                                                                      EXHIBIT 99



                       RACI Holding, Inc. and Subsidiaries
             Reconciliation of Income from Operations to EBITDA (A)
                              (Dollars in Millions)


                                                          ------------------------------------------------
                                                                             Unaudited
                                                          ------------------------------------------------
                                                              Quarter Ended              Year-to-Date
                                                              September 30,              September 30,
                                                          ---------------------      ---------------------
                                                            1998         1997         1998          1997
                                                          -------       -------      -------       -------


Net Income from Operations (A)                            $   6.4       $   6.8      $  14.7       $   4.5

        Interest Expense (B)                                  4.9           6.0         15.3          18.7
        Provision for Income Taxes                            5.1           4.5         10.4           3.5
        Depreciation and Amortization (B)                     4.0           3.9         11.8          11.3
        Other Non-cash Charges (C)                            0.1          --            0.5          --
        Nonrecurring and Restructuring Expense (D)           (0.2)         --           (0.4)          0.8
                                                          -------       -------      -------       -------
        Total                                                13.9          14.4         37.6          34.3
                                                          -------       -------      -------       -------

        EBITDA                                            $  20.3       $  21.2      $  52.3       $  38.8
                                                          =======       =======      =======       =======


Notes:

(A) EBITDA as presented may not be comparable to similar measures reported by other companies. Generally, EBITDA is defined to consist of net income
    (loss), adjusted to exclude cash interest expense, income tax expense, depreciation, amortization, non-cash expenses and charges, gain or loss on sale or write-off of assets and extraordinary, unusual or nonrecurring gains, losses, charges or credits. EBITDA is presented to facilitate a more complete analysis of the Company's financial performance, by adding back non- cash and nonrecurring items to operating income, as an indicator of the Company's ability to generate cash to service debt and other fixed obligations. Investors should not rely on EBITDA as an alternative to operating income or cash flows, as determined in accordance with generally accepted accounting principles, as an indicator of the Company's operating performance, liquidity or ability to meet cash needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of the Company's operating income and cash flows.

(B) Interest expense includes, and depreciation and amortization excludes amortization of deferred financing costs of $0.4 and $1.3 for the quarter and year-to-date periods, respectively, ended both September 30, 1998 and 1997.

(C) Non-cash charges consist of a $0.3 pension accrual and $0.2 for loss on disposal of assets for the nine months ended September 30, 1998.

(D) YTD Nonrecurring and restructuring expenses excluded in calculating EBITDA consist of $0.8 write-down of restructuring accrual and $0.4 accrual for nonrecurring legal expense in 1998 and $0.8 of unusual and nonrecurring charges for 1997.